15045967

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue
(No. and Street)

Rock Island, Illinois 61201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerald Lyphout 309-558-3101
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

Oath or Affirmation

I, Jerald Lyphout, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jerald J. Lyphout
President

Denise A. Thompson
Notary Public

OFFICIAL SEAL
DENISE A. THOMPSON
Notary Public - State of Illinois
My Commission Expires 12/08/2018

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
(X) (m) A copy of the SIPC Supplemental Report *(Under Separate Cover)*
( ) (n) A report describing nay material inadequacies found to exist or found to have existed since the date of the previous audit.

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2015

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31 2014	December 31 2013
Assets		
Cash and cash equivalents	**$ 1,761,405**	$ 1,597,023
Receivables from brokers, dealers, and others	**517,131**	435,918
Other assets	**53,050**	69,242
Software	**9,125**	–
Total assets	**$ 2,340,711**	$ 2,102,183
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	**$ 224,340**	$ 210,598
Accounts payable and accrued expenses	**951,966**	854,867
Total liabilities	**1,176,306**	1,065,465
Stockholder's equity:		
Common stock, $1,000 per share stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**13,825,000**	12,725,000
Retained earnings deficit	**(13,660,595)**	(12,688,282)
Total stockholder's equity	**1,164,405**	1,036,718
Total liabilities and stockholder's equity	**$ 2,340,711**	$ 2,102,183

See accompanying notes.